January 11, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Patrick Fullem
Jennifer Angelini

Re:	Blue Star Foods Corp.
Registration Statement on Form S-1
Filed December 8, 2023
File No. 333-275955

Dear Sirs and Madams:

On behalf of Blue Star Foods Corp., a Delaware corporation (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) an amended registration statement on Form F-1 (the “Amended Registration Statement”) in response to the comments of the staff (the “Staff”), dated January 2, 2024, with reference to the Company’s Registration Statement on Form S-1 filed with the Commission on December 8, 2023.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Registration Statement on Form S-1 filed December 8, 2023

General

1.	Please revise your registration statement to clearly identify the securities that are being offered. In this regard, we note that the heading and disclosure on the prospectus cover page refers to 19,876,735 shares of common stock, yet additional disclosure and Exhibit 107 refers to warrants. Revise to clarify whether you are registering the warrants and/or the shares underlying such warrants.

Response: The Amended Registration has been revised in accordance with the comments of the Staff on pages 2, 10 and 29 and exhibit 107. The Company is not registering warrants and that discrepancy has been amended.

11620 Wilshire Blvd, Suite 900, Los Angeles, CA 90025

500 Fifth Avenue, Suite 938, New York, NY 10110

NYC Office: 646.861.7891

www.cronelawgroup.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 11, 2024

2.	We note there does not appear to be an established public trading market for the warrants to purchase up to 435,035 shares of common stock. Please revise your prospectus to disclose a fixed price at which the selling stockholders will offer and sell the warrants. Refer to Item 501(b)(3) of Regulation S-K. Also, disclose, if true, that there is no established public trading market for the warrants and that you do not intend to apply to list the warrants on a national securities exchange or recognized trading system.

Response: The Amended Registration has been revised in accordance with the comments of the Staff on pages 2, 10 and 29 and exhibit 107. The Company is not registering warrants and that discrepancy has been amended.

3.	Please revise your registration statement to identify ClearThink Capital Partners, LLC as an underwriter. Refer to Securities Act Sections Compliance and Disclosure Interpretations Question 139.22.

Response: The Amended Registration has been revised in accordance with the comments of the Staff on the cover page.

4.	We note your disclosure on the prospectus cover page that on May 16, 2023 you and ClearThink Capital Partners, LLC entered into a purchase agreement. Please revise your filing throughout to discuss the material terms of this agreement, including:

● the term of the agreement;

● the material conditions under which you may access the funds available under the agreement;

● the possibility that you may not have access to the full amount available to you under the agreement; and

● whether an investor can engage in short-selling activities and, if so, how any sales activities after announcement of a put may negatively affect the company’s share price

Response: The Amended Registration has been revised in accordance with the comments of the Staff on pages 9 and 30.

5.	Please update your compensation disclosure to reflect the fiscal year ended December 31, 2023.

Response: The Amended Registration has been revised in accordance with the comments of the Staff.

We hope the Amended Registration Statement addresses the comments of the Commission. If we can provide any further assistance, please do not hesitate to contact the undersigned.

THE CRONE LAW GROUP P.C.

By:	/s/ Cassi Olson
Cassi Olson

cc:	Joe Laxague, Esq.
John Keeler